UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 28, 2009



NATURAL GAS SERVICES GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Colorado	**1-31398**	**75-2811855**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

508 West Wall Street, Suite 550
Midland, TX 79701

(Address of Principal Executive Offices)

(432) 262-2700

(Registrant's Telephone Number, Including Area Code)

N/A

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14(c)).

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

On January 28, 2009, our Compensation Committee increased the base salary of Stephen C. Taylor, our President, Chief Executive Officer and Chairman of the Board, from $275,000 to $316,000.   Mr. Taylor is employed pursuant to an employment agreement entered into on October 25, 2008. No other changes were made to the terms of Mr. Taylor's employment agreement, which was summarized in our Report on Form 8-K filed with the SEC on October 30, 2008, and filed as an exhibit thereto.

In addition, pursuant to the terms of Mr. Taylor's employment agreement, we granted Mr. Taylor a stock option to purchase 30,000 shares of our common stock pursuant to our 1998 Stock Option Plan. The option is subject to vesting requirements under which one-third of the option shares will vest and become exercisable on the first anniversary of the grant date and another one-third of the option shares will vest on the second and third anniversary date thereafter. The exercise price of the option is $9.95 per share, the fair market value of our common stock on the date of grant. The option expires ten years from the date of grant.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL GAS SERVICES GROUP, INC.

Dated: February 3, 2009

By: /s/ Stephen C. Taylor

Stephen C. Taylor
President & Chief Executive Officer